Exhibit 99.8

Disclaimer

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Greencore Group plc (“Greencore”) ordinary shares referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption.  The Greencore ordinary shares are intended to be made available within the United States in connection with the merger described herein pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of a non-U.S. company. The merger is subject to disclosure and procedural requirements of Ireland and the United Kingdom, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, which may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Greencore and Northern Foods plc are located in Ireland and the United Kingdom, respectively, and some or all of their officers and directors may be residents of Ireland , the United Kingdom or other foreign countries. You may not be able to sue a non-U.S. company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Independent Expert’s Report

Proposed merger between Greencore Group PLC and Northern Foods PLC

23 November 2010

Contents

Contents

1. Introduction	3

2. Summary of merger and share exchange ratio	5

3. Valuation methods used to determine the share exchange ratio	7

4. Valuation difficulties in determining the share exchange ratio	11

5. Procedures applied in our work and information used	13

6. Conclusion	17

Ernst & Young Chartered Accountants Ernst & Young Building Harcourt Centre Harcourt Street Dublin 2 Ireland

Greencore Group PLC No. 2 Northwood Avenue Northwood Business Park Santry Dublin 9 Ireland To the shareholders of Greencore Group PLC
Northern Foods PLC 2180 Century Way Thorpe Park Leeds LS15 8ZB To the shareholders of Northern Foods PLC
 23 November 2010

‘Expert’s report’ as specified in the European Communities (Cross-Border Mergers) Regulations 2008 and the ‘independent expert’s report’ as specified in The Companies (Cross-Border Mergers) Regulations 2007

Dear Sirs,

Pursuant to our engagement letter dated 16 November 2010, and in accordance with the European Directive on Cross-Border Mergers of Limited Liability Companies1, and as specified in the European Communities (Cross-Border Mergers) Regulations 2008 (the ‘Irish Regulations’) and the Companies (Cross-Border Mergers) Regulations 2007 (the ‘UK Regulations’) (collectively the ‘Regulations’), we submit this report to the shareholders of Greencore Group PLC (‘Greencore’) and to the shareholders of Northern Foods PLC (‘Northern Foods’) in relation to the proposed merger of Greencore with Northern Foods (the ‘Merger’) (each of Greencore and Northern Foods, a ‘Merging Party’ and together, the ‘Merging Parties’). This

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report constitutes the ‘expert’s report’ for the purpose of the Irish Regulations and the ‘independent expert’s report’ for the purpose of the UK Regulations in relation to the Merger.

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Introduction

1.	Introduction

We were appointed by the High Court in Ireland, on the application of the Merging Parties, to prepare this report for both Greencore and Northern Foods (as permitted by the Regulations).

Our report is based on information provided to us by or on behalf of Greencore and Northern Foods, including information from their respective advisors and from public sources. The scope of our report, as required by the Regulations, is to:

►	State the method or methods used to arrive at the proposed share exchange ratio

►	Indicate the values arrived at using each such method

►	Specify any special valuation difficulties which have arisen

►	Give an opinion as to:

►	Whether the method or methods used are adequate and reasonable in all the circumstances of the case

►	Where more than one method is used, the relative importance attributed to each method in arriving at the values decided on

►	Whether the proposed share exchange ratio is fair and reasonable

This report has been prepared on the joint instruction of Greencore and Northern Foods and is addressed to the shareholders of Greencore and Northern Foods solely to comply with the requirements of Regulation 7 of the Irish Regulations and Regulation 9 of the UK Regulations respectively. The report should not be relied upon by other persons, should not be used for any other purpose and should not be considered as investment advice of any kind whatsoever to Greencore, Northern Foods or their respective shareholders, whether current or future. If persons choose to rely in any way on the report, they do so entirely at their own risk. Save for any responsibility under Regulation 7 of the Irish Regulations and Regulation 9 of the UK Regulations to prepare the report or under Regulation 15 (1)(a) of the UK Regulations to include it in the circular to be sent to Northern Foods shareholders, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any person for any loss suffered by any person as a result of, arising out of, or in connection with this report.

We provided a draft of this report to Greencore, Northern Foods and their respective advisers to obtain their comments as to factual accuracy of the information contained herein, as opposed to our opinions expressed herein, the latter of which are the responsibility of Ernst & Young Chartered Accountants alone. Amendments made to this report as a result of this review have not changed the methodology or conclusions reached by Ernst & Young Chartered Accountants.

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Introduction

The report must not be used for any other purpose and, save to the extent required by the Regulations, must not be recited or referred to in any document, copied or made available (in whole or in part) to any person without our prior written express consent (which we will not unreasonably withhold or delay) and you acknowledge that were you to do so (and without limitation) this could expose us to a risk that a third party who otherwise would not have access to the report, might claim to have relied upon the report and any other advice we provide to you to its detriment and might bring or threaten to bring an action, claim or proceedings against us.

We are not obliged to update our report to reflect any events which may arise subsequent to the date of this report.

Greencore and Northern Foods shareholders who are in any doubt as to the action they should take in relation to the Merger should consult their own independent financial advisor.

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2.	Summary of merger and share exchange ratio

2.1	Identification of the merging companies

2.1.1	Greencore

►	Greencore shall participate in the Merger as the ‘successor company’ for the purposes of the Irish Regulations and as the ‘transferee company’ for the purposes of the UK Regulations.

►	Greencore is a public limited liability company incorporated under the laws of the Republic of Ireland.

►	Greencore is registered with the Irish Companies Registration Office with registered number 170016 and its registered address is at No 2 Northwood Avenue, Northwood Business Park, Santry, Dublin 9.

►	Greencore is governed by the laws of the Republic of Ireland.

2.1.2	Northern Foods

►	Northern Foods shall participate in the Merger as the ‘transferor company’ for the purposes of the Irish Regulations and the UK Regulations.

►	Northern Foods is a public limited liability company incorporated under the laws of England and Wales.

►
Northern Foods is registered with the Registrar of Companies for England and Wales with registered number 471864 and its registered address is at 2180 Century Way, Thorpe Park, Leeds, West Yorkshire LS15 8ZB.

►	Northern Foods is governed by the laws of England and Wales.

2.2	Summary of the Merger and the share exchange ratio

On 17 November 2010, the directors of Greencore and Northern Foods, two of the leading food manufacturers in the UK and Ireland, announced that they had reached agreement on the terms of a recommended merger of equals.

The Merger, which will be effected under the European cross-border mergers regime, will be carried out as a ‘merger by absorption’ for the purposes of the UK Regulations and a ‘merger by acquisition’ for the purposes of the relevant Irish Regulations. It will result in all of Northern Foods' assets and liabilities being transferred to Greencore and in Northern Foods shareholders receiving new Greencore shares in consideration for this transfer. Northern Foods will be dissolved without going into liquidation.

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Summary of merger and share exchange ratio

Under the agreed share exchange ratio and, subject to the Merger becoming effective, Northern Foods shareholders will receive 0.4479 of a new Greencore share for every Northern Foods share held by them. On this basis, Greencore shareholders and Northern Foods shareholders will each hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the combined group.

Northern Foods shareholders will be entitled to receive and retain the Northern Foods interim dividend of 1.55 pence per Northern Foods share announced on 9 November 2010 in respect of the first half of the financial period ending 2 April 2010. Greencore shareholders will be entitled to receive and retain the Greencore final dividend of 4.5 cent per Greencore share in respect of the year ended 24 September 2010. No cash consideration is to be paid by Greencore to the shareholders of Northern Foods as a result of the Merger.

It is also expected that Northern Foods and Greencore will both declare further dividends in respect of their current financial periods by reference to a record date falling before the date of completion of the Merger, and that Northern Foods shareholders and Greencore shareholders on the respective Northern Foods and Greencore shareholder registers on that record date or dates will be entitled to receive and retain those further dividends.

Following the Merger, Greencore will be renamed Essenta Foods and will remain domiciled and tax resident in the Republic of Ireland, with its registered and corporate head office at Santry, Co. Dublin. Essenta Foods will have a premium listing and its shares will be traded on the main market of the London Stock Exchange and quoted in pounds sterling.

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3.	Valuation methods used to determine the share exchange ratio

3.1	Valuation methods used by the directors of Greencore

In determining the valuation methods to be applied to each Merging Party, the directors of Greencore have assessed the commercial prospects of each company on a standalone basis, considering current operations and forecast industry trends. In conducting this analysis, the directors of Greencore have used both publicly available information and confidential information, including their own projections and projections provided by the directors of Northern Foods. Although various valuation methods have been analysed, the directors of Greencore consider that the assessment of relative market capitalisation of the Merging Parties over time is the most important method, given that it best reflects the valuation issues pertinent to each Merging Party and takes into account relative peaks and troughs in share price performance.

As part of their assessment of the proposed Merger, the directors of Greencore have also considered financial, non-financial and operational aspects of the transaction, including: (i) an analysis of the relative contributions for each Merging Party of revenue, earnings before interest, tax, depreciation and amortisation (EBITDA), earnings before interest and tax (EBIT) and net income in the period 2012-2014; (ii) an appraisal of the prospects for Greencore on a standalone basis; (iii) the liquidity of Greencore shares; (iv) the scale of Greencore’s operations; and (v) an assessment of the potential synergies arising from the Merger.  Both the quantum and phasing of the potential synergies arising from the Merger have been considered, across various categories including, amongst others, operations, services, purchasing and supply chain, financing and tax.

In addition to the principal valuation method used by the directors of Greencore, namely the relative market capitalisation of Greencore and Northern Foods, the directors of Greencore have also considered the relative valuations of Greencore and Northern Foods by reference to a number of other valuation methods (see section 3.1.2 below), in order to support the conclusions of the principal valuation method.

3.1.1	Assessment of relative market capitalisation

The directors of Greencore have assessed the relative market capitalisation of the Merging Parties over time periods of varying length. This analysis has been carried out using both the share price on 5 November 2010, as well as over a number of periods falling 1 month, 3 months, 6 months, 1 year, 2 years and 5 years prior to this date. In addition, the market capitalisations of the Merging Parties have been assessed using the target share prices published by equity research analysts for both the Merging Parties.

This analysis suggests that the proportion of the share exchange ratio attributable to Greencore’s shareholders will be in the range of 48 per cent. and 54 per cent.

3.1.2	Assessment of the relative contributions of the Merging Parties

In addition to the assessment of relative market capitalisation, the directors of Greencore have also considered the relative valuation of Greencore and Northern Foods by reference to a number of methods, namely: (i) an assessment of the trading multiples of quoted companies comparable to Greencore and Northern Foods; and (ii) a standalone discounted cash flow (DCF) analysis of both Greencore and Northern Foods.

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Valuation methods used to determine the share exchange ratio

Comparable quoted companies analysis

The directors of Greencore have compared the financial metrics of Greencore and Northern Foods to companies operating in similar industries and geographies, using the key metrics of enterprise value (EV)/EBITDA and price-earnings (P/E), most relevantly applied to the financial projections of the Merging Parties for 2011 and 2012. This analysis includes a ‘sum-of-parts’ methodology in determining a value for Northern Foods across its individual business segments, to reflect the varying strengths and prospects of each business.

The comparable quoted company analysis suggests that the proportion of the share exchange ratio attributable to Greencore’s shareholders will be in the range of 44 per cent. and 51 per cent.

Discounted Cash Flow

The DCF analysis has been carried out by the directors of Greencore on a standalone basis for each company using each company’s weighted average cost of capital. The DCF analysis is based on Greencore projections from 2011-2013 and Greencore’s projections for Northern Foods from 2011-2014, with growth rate assumptions applied to the cash flows in subsequent years.  The directors of Greencore have made such adjustments to the Northern Foods projections as they deemed appropriate.

Within the DCF analysis, the directors of Greencore have given consideration to alternative valuations of the pension deficit in each company, with sensitivity analysis assuming different valuation methods, including by reference to a review of a detailed analysis of the principal Northern Foods pension scheme.

The DCF analysis suggests that the proportion of the share exchange ratio attributable to Greencore’s shareholders will be in the range of 43 per cent. and 53 per cent.

3.2	Valuation methods used by the directors of Northern Foods

In determining the valuation methods to be applied to each Merging Party, the directors of Northern Foods have assessed the commercial prospects of each company on a standalone basis, considering current operations and forecast industry trends. In conducting this analysis, the directors of Northern Foods have used both publicly available information and confidential information, including their own projections and projections provided by the directors of Greencore. Although various valuation methods have been analysed, the directors of Northern Foods consider that the assessment of relative market capitalisation of the Merging Parties over time is the most important method, given that it best reflects the valuation issues pertinent to each Merging Party and takes into account relative peaks and troughs in share price performance. In their assessment of Greencore’s financial information, the directors of Northern Foods have applied a more conservative view than the directors of Greencore as to Greencore’s net debt through its working capital cycle, which has a material impact on some of the valuation metrics used, in particular the comparable company analysis (see section 3.2.2).

As part of their assessment of the proposed Merger, the directors of Northern Foods have also considered financial, non-financial and operational aspects of the transaction, including: (i) an analysis of the relative contributions for each Merging Party of revenue, EBITDA, EBIT and net income in the period 2011-2013; (ii) an appraisal of the prospects for Northern Foods on a standalone basis; (iii) the liquidity of Northern Foods shares; (iv) the scale of Northern Foods’ operations; and (v) an assessment of the potential synergies arising from the Merger. Both the quantum and phasing of the

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Valuation methods used to determine the share exchange ratio potential synergies arising from the Merger have been considered, across various categories including, amongst others, operations, services, purchasing and supply chain, financing and tax.

In addition to the principal valuation method used by the directors of Northern Foods, namely the relative market capitalisation of Northern Foods and Greencore, the directors of Northern Foods have also considered the valuations of Northern Foods and Greencore by reference to a number of other valuation methods (see section 3.2.2 below), in order to support the conclusions of the principal valuation method.

3.2.1	Assessment of relative market capitalisation

The directors of Northern Foods have assessed the relative share price of Northern Foods and Greencore, as at 4 November 2010. A comparison of historic share prices and market capitalisation has also been assessed, analysing (i) the volume-weighted average price of Greencore and Northern Foods shares for the periods falling 3 months, 6 months and 1 year prior to 4 November 2010; (ii) the trading range of Northern Foods and Greencore shares for the 52 weeks prior to this date; and (iii) the relative market capitalisation of the Merging Parties as at 4 November 2010 and for the periods falling 1 month, 3 months, 6 months, 1 year, 2 years and 3 years prior to this date. In addition to this historic analysis, the directors of Northern Foods have also compared the target share prices published by equity research analysts for both of the Merging Parties.

This analysis suggests that the proportion of the share exchange ratio attributable to Northern Foods’ shareholders will be in the range of 47 per cent. and 53 per cent.

3.2.2	Assessment of the relative contributions of the Merging Parties

In addition to the assessment of relative market capitalisation, the directors of Northern Foods have also considered the relative valuation of Northern Foods and Greencore by reference to a number of methods, namely: (i) an assessment of the trading multiples of quoted companies comparable to Northern Foods and Greencore, including a ‘sum-of-parts’ method; and (ii) a standalone discounted cash flow (DCF) analysis of both Northern Foods and Greencore.

Comparable quoted companies analysis

The directors of Northern Foods have compared the financial metrics of Northern Foods and Greencore to companies operating in similar industries and geographies using the key metrics of EV/EBITDA and EV/EBIT multiple ranges applied to the financial projections of the Merging Parties for 2011.  This analysis includes a ‘sum-of-parts’ methodology in determining values for Northern Foods and Greencore across their individual business segments, to reflect the varying strengths and prospects of each business.

The comparable quoted company analysis suggests that the proportion of the share exchange ratio attributable to Northern Foods’ shareholders will be in the range of 55 per cent. and 65 per cent.

Discounted Cash Flow

The DCF analysis has been carried out by the directors of Northern Foods on a standalone basis for each company using the same weighted average cost of capital for both companies. The cash flows used in the DCF analyses for the Merging Parties are based on the projections for the period 2011-2014, with growth rate and profitability margin assumptions applied to the cash flows in subsequent years. The directors of Northern

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Valuation methods used to determine the share exchange ratio

Foods have also assessed, through sensitivity analysis, the impact of varying perpetual growth factors and discount factors used to calculate the present value of the cash flows.

The DCF analysis suggests that the proportion of the share exchange ratio attributable to Northern Foods’ shareholders will be in the range of 44 per cent. and 53 per cent.

3.3	Resulting share exchange ratio

A summary of the implied valuation ranges determined by Greencore and Northern Foods is set out below:

	Greencore: Northern Foods ratio by Greencore analysis		Greencore: Northern Foods ratio by Northern Foods analysis
Valuation method	Greencore range	Northern Foods range	Greencore range	Northern Foods range
Relative market capitalisation analysis	48 – 54	52 – 46	47 – 53	53 - 47
Comparable quoted companies analysis	44 – 51	56 – 49	35 – 45	65 – 55
Discounted cash flow analysis	43 – 53	57 – 47	47 – 56	53 – 44

The directors of both Greencore and Northern Foods consider that the assessment of the relative market capitalisation of the Merging Parties over time is the most important method, given it best reflects the valuation issues pertinent to each Merging Party and takes into account relative peaks and troughs in share price performance.  They have cross checked the results of this valuation method to the results of other valuation methodologies, as specified in sections 3.1.2 and 3.2.2.

The ranges illustrated compare with the share exchange ratio agreed by the board of directors of Greencore and Northern Foods, under which Greencore and Northern Foods shareholders will each hold approximately 50 per cent. of the enlarged, fully diluted, share capital of the combined group.

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4.	Valuation difficulties in determining the share exchange ratio

4.1	General valuation considerations

4.1.1	Assessment of relative market capitalisation

Greencore and Northern Foods are listed on the Irish Stock Exchange and London Stock Exchange respectively. It is possible that the price of a Greencore or Northern Foods share could be affected by the differing macroeconomic and liquidity conditions prevailing in the respective markets, rather than reflecting the underlying operational performance of the respective businesses.

4.1.2	Other valuation methods

The comparable company analysis performed on the peers of Greencore and Northern Foods has been based on a study of the main European listed companies operating in the same sector as Greencore and Northern Foods. The companies identified are likely to differ from the companies being valued in terms of, for example, operations, markets served, geographical footprint and future growth prospects. This restricts the usefulness of drawing comparisons between Greencore, Northern Foods and other comparable companies.

The discounted cash flow analyses used by Greencore, Northern Foods and their respective advisors, are based on financial projections prepared by the management of the two companies, which reflects their respective management’s best view, at that point in time, of the prospects of the future trading performance of the companies. However, these prospects and the assumptions behind them could vary significantly from future performance due to unforeseen events, in which case the actual results could vary widely from the projections made in the discounted cash flow analysis.

4.2	Specific valuation considerations

4.2.1	Northern Foods pension scheme

The deficit of the principal Northern Foods pension scheme at its last formal actuarial valuation as at 31 March 2008 was £75m. Under International Accounting Standard 19, as at 2 October 2010, the deficit of this scheme was estimated at £135 million, with a total estimated Northern Foods pension deficit across all its pension schemes of £142m.  Northern Foods is not currently contributing towards the past service deficit of the principal pension scheme. The impact of the deficit on the principal pension scheme and its future funding has been considered by both the directors of Greencore and Northern Foods in determining the respective valuations of the Merging Parties.

4.2.2	Greencore special share

The Irish Minister for Agriculture, Fisheries and Food (the ‘Minister’) holds one special rights preference share of €1.26 in Greencore (the ‘Special Share’).  The Special Share was issued when Greencore was privatised by the Irish State in 1991.

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Valuation difficulties in determining the share exchange ratio

The Special Share was intended to give the Irish Government certain rights which might allow it to block a sale of the Greencore ‘Sugar Assets’ (including the sugar quota allocated to Ireland by the EU Commission).  As Greencore no longer holds any Sugar Assets, the Special Share provides no strategic value or purpose for the Irish Government.

The Special Share provides that no person may acquire more than 30% of the voting rights of Greencore. It also requires the prior consent of the Minister to any resolution to voluntarily wind up Greencore or create any new class of voting share capital.

The Minister has indicated to Greencore that he has no objection in principle to the cancellation of the Special Share. Greencore intends to work with the Minister and his advisers to seek to take the necessary steps to effect this.

The directors of Northern Foods do not consider that the Special Share will have an impact on the value attributable to Northern Foods shareholders regarding the Merger.

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5.	Procedures applied in our work and information used

5.1	Basis of our report

Our work has been carried out solely to comply with the requirement for the preparation of an ‘expert’s report’ pursuant to the Irish Regulations and an ‘independent expert’s report’ pursuant to the UK Regulations in relation to the Merger and in accordance with and, to subject to, the terms of our engagement letter with Greencore and Northern Foods dated 16 November 2010.

The only opinions being given by us in this report are those required by the Regulations and identified in section 1 of this report. The scope of our work does not constitute the issuance of an audit opinion or any other type of opinion or confirmation regarding the financial statements of the Merging Parties or due diligence review or evaluation of the accounting, tax, legal, labour, environmental or any other aspect of the Merging Parties or as a fairness opinion or an opinion on the present or future values of the Merging Parties, or a recommendation to invest therein.

The focus of our work has been to review and consider the valuation methods used by the directors of Greencore and Northern Foods in their determination of the proposed share exchange ratio. It does not constitute a valuation or re-performance of a valuation of either Greencore or Northern Foods or any part of their respective businesses, nor does it constitute a recommendation to Greencore, Northern Foods or their respective shareholders as to whether either party should proceed with the Merger.

Our report is based on information provided to us by or on behalf of Greencore and Northern Foods, including information from their respective advisors and from public sources, as described in section 5.2 below.  Our work has not included a comparison of the information from public sources with evidence obtained from the Merging Parties. Nonetheless, to the extent possible, we have considered whether the information presented is consistent with other data obtained during the course of our work.

We have assumed that the information which has been provided to us by or on behalf of each of the Merging Parties, including by their respective advisors, is complete and accurate and that it reflects Greencore and Northern Foods’ respective best estimates of the outlook for the Merging Parties’ businesses from an operating and financial perspective. We have not independently verified any of such information and we accept no liability for any inaccuracies in this information.  We have also received written representation from the directors of both Greencore and Northern Foods confirming that we have been provided with all the necessary documentation and information to prepare this report, and that financial projections with which we have been provided, the assumptions used to prepare them and the valuations resulting from the methods used to arrive at the share exchange ratio represent their view of current circumstances.

We have assumed that all authorisations and registrations required, for the purposes of the foreseen Merger, in Ireland, the UK and other jurisdictions in which the Merging Parties are present, and which have a significant impact on our analyses, will be obtained with no adverse effect for Greencore or Northern Foods or the profit expected to be generated by the combined group following the Merger.

We have not carried out any work necessary for the purpose of validating the preparation or accuracy of any plan, budget, projection or forecast (‘Prospective Financial Information’) or the reasonableness of the underlying assumptions. Since any Prospective Financial Information relates to the

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Procedures applied in our work and information used

future, it may be affected by unforeseen events. Actual results are likely to be different from those projected because events and circumstances frequently do not occur as expected, and those differences may be material.

The realisation of the results shown in any Prospective Financial Information depends in part upon the effectiveness of management’s actions and in the implementation and execution of the underlying business plan. We can give no assurance as to whether or how closely the actual results ultimately achieved will correspond to those planned. Any views we may express as to the basis for any Prospective Financial Information or possible future outcomes will be made in good faith on the basis of the information available to us at the time but will not constitute a representation, undertaking or warranty of any kind or imply any other assumption of any liability by us.

5.2	Information used to arrive at our opinions

Our report is based on information provided to us by or on behalf of Greencore and Northern Foods, including information from their respective advisors and from public sources. Our analysis of the methods used to arrive at the share exchange ratio has been based on the procurement and analysis of the following information:

►	The common draft terms of the merger, prepared and approved by the directors of Greencore and Northern Foods, dated 17 November 2010.

►	The directors’ explanatory report for Greencore, prepared and approved by the directors of Greencore, dated 17 November 2010.

►	The directors’ report for Northern Foods, prepared and approved by the directors of Northern Foods, dated 17 November 2010.

►	The KPMG commentary on synergies to the directors of both Greencore and Northern Foods: ‘Draft Synergies Board Memorandum’, dated 11 November 2010.

►	The pro-forma merger model produced by Northern Foods and Greencore and released to the existing lenders of Greencore and Northern Foods, including:

►
Consolidated management estimate of financial performance for Greencore for the year to September 2010, prepared by Greencore management, including summarised profit and loss and cash flow performance, both in Euro and Sterling currencies.

►
Consolidated annual financial projections plan for Greencore for the period from 2011 – 2014 (year end 25 September), prepared by Greencore, including summary profit and loss (in Euro and Sterling), summary cash flow (in Euro and Sterling) and balance sheet figures (in Sterling).

►
Consolidated annual financial projections plan for Northern Foods for the period from 2011 – 2014 (year end 31 March), prepared by Northern Foods, including summary profit and loss, summary cash flow and summary balance sheet figures (all in Sterling).

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Procedures applied in our work and information used

►	Certain key assumptions on exchange rates used, transaction costs, UK tax rates, synergies, integration costs (and related tax shield) and adjustments to co-terminus financial year ends.

►	The combined Greencore and Northern Foods management presentation to the existing lenders of Greencore and Northern Foods, dated 20 October 2010.

►	The combined draft Greencore and Northern Foods analyst presentation, dated 17 November 2010.

►	The board presentation prepared by Barclays Capital as financial advisor to Greencore containing advice with respect to the Merger, dated 9 November 2010.

►	The discussion materials, prepared by UBS Limited as financial advisor to Northern Foods, dated 4 November 2010.

►	The short form due diligence report on Northern Foods pensions, prepared by KPMG, dated 27 September 2010.

►	The Memorandum of Understanding between Northern Foods and Northern Foods Trustees Limited, dated 12 November 2010.

►	The letter of comfort provided by Greencore to the Trustees of the Northern Foods Pension Scheme, dated 11 November 2010.

►	The Greencore board presentation dated 9 November 2010.

►	The board materials from the Northern Foods board meeting on 14 November 2010, including legal, pension, valuation, due diligence and tax summary information.

►	The Rule 2.5 announcement by Greencore, dated 17 November 2010, under The City Code on Takeovers and Mergers.

►	Audited annual accounts of Greencore for the financial years ending September 2007, 2008, 2009 and of Northern Foods for the financial years ending March 2008, 2009, 2010.

►	Northern Foods interim results for the 26 weeks ending 2 October 2010.

►	The preliminary results of Greencore for the year ending 24 September 2010.

►	Stock market information for the listed price of Greencore and Northern Foods shares.

►	Stock market information on the listed share prices of companies comparable to Greencore and Northern Foods.

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Procedures applied in our work and information used

►	Publicly available information on the transactions involving shares of companies similar to Greencore and Northern Foods.

►	Equity research reports on Greencore and Northern Foods.

►	Any other information considered relevant to our work.

Additionally, we have held meetings and calls with Greencore and Northern Foods and their respective advisors, Barclays Capital and UBS Limited, and KPMG LLP, to review the information provided and to obtain additional clarification.

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Conclusion

6.	Conclusion

Based on the work we have performed, for the sole purpose of preparing the expert’s report as specified in the Irish Regulations and the independent expert’s report as specified in the UK Regulations, and the information provided to us, notwithstanding the valuation difficulties highlighted in section 4, in our opinion:

►	The methods used to arrive at the proposed share exchange ratio are adequate and reasonable in all the circumstances relevant to the Merger

►	The relative importance attributed to each method in arriving at the values decided on is appropriate

►	The proposed share exchange ratio, being 0.4479 of a new Greencore share for every Northern Foods share held by Northern Foods shareholders, is fair and reasonable.

Our opinion should only be interpreted in terms of the scope and procedures applied during the course of our work. No additional responsibility may be derived from our opinion.

This report has been prepared strictly to comply with the requirements for the preparation of such a report in the context of the Merger as specified in Regulation 7 of the Irish Regulations and Regulation 9 of the UK Regulations and should not be used for any other purpose.

Yours faithfully,

Ernst & Young Chartered Accountants

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